UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SHELL SELLS UK STANLOW REFINERY TO ESSAR OIL (UK) LIMITED

The Hague,  29 March 2011

Shell today announced it has signed a sales and purchase agreement for its
270,000 barrel-per-day Stanlow refinery in the United Kingdom and certain associated local marketing businesses with Essar Oil (UK) Limited (Essar) for a total expected consideration of some $1.3 billion. Today’s announcement follows a formal offer Essar made for Stanlow in mid-February.

The proposed sale covers Oil Products, Chemicals Manufacturing and access rights to certain distribution terminal assets, plus the Commercial Fuels Bulk Fuels and local Marine fuels businesses associated with the refinery.  It does not include any of Shell’s UK Retail sites, the Shell higher olefins plant and alcohols units, the lubricant oils blending plant, lubricants marketing business, Shell aviation operations at airports, non-local marine business, marine lubricants, commercial road transport marketing businesses, bitumen marketing business or the Shell technology centre at Thornton.

It is expected that the transaction, which is subject to certain conditions precedent, will be completed during the second half of 2011.

Shell’s Downstream Director, Mark Williams, said: “The decision to sell Stanlow is part of our drive to concentrate our global manufacturing portfolio on larger assets and, on completion, means we will have reduced our global refining exposure through a combination of asset sales and closures by a total of 1.6 million barrels since 2002.”

“This deal serves Stanlow’s future well given Essar’s commitment to investment and intent to increase site throughputs,” said Frank Willsdon, Stanlow General
Manager. “It can only benefit staff, business partners and the local community and region. After our many years with Shell, we now look forward to a smooth transition and moving forward with Essar.”

In addition to the sale of the assets, the two companies will enter into an exclusive five year crude supply contract by Shell to Essar and into long-term agreements for the supply of products in the UK by Essar to Shell.

Background:
Stanlow, which is near Ellesmere Port, Cheshire, employs 960 people and is the
UK’s second largest oil refinery, producing around one sixth of the UK’s petrol.

The Stanlow refinery accounts for around 15% of production from UK refineries overall. It produces approximately 3.5 billion litres of petrol a year. Its other main products are diesel and kerosene, used for aircraft fuel.

In the UK, Shell has a network of more than 900 branded retail sites, and supplies and distributes oil products to a range of airport, Lubricants, Marine and Bitumen customers. The company also has upstream operations in the UK sector of the North Sea and 3 onshore gas plants.

Enquiries
Shell Investor Relations
Europe - Tjerk Huysinga: + 31 70 377 3996
United States – Ken Lawrence: +1 713 241 2069

Shell Media Relations
International, UK, European Press: +31 70 377 3600

CAUTIONARY NOTE:

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this release “Shell”, “Shell group” and
“Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words
“we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’,
“Shell subsidiaries” and “Shell companies” as used in this release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this release, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 24% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended 31 December, 2010
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this release, 29 March 2011. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release. There can be no assurance that dividend payments will match or exceed those set out in this release in the future, or that they will be made at all.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this release, such as resources and oil in place, that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our
Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

-------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 March 2011	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary